Via EDGAR and Facsimile

Mr. Larry Spirel

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Westell Technologies, Inc.
Form 10-K for Fiscal Year Ended March 31, 2005
Filed June 14, 2005
File No. 0-27266

Dear Mr. Spirel:

Westell Technologies, Inc.’s (the “Company”) responses to the SEC comment letter dated June 7, 2006, are detailed below. For your convenience, each of the SEC Staff’s comment is reprinted in bold.

1.	Note 5. Income Taxes, page 57

Please refer to prior comment number 1. If management believes that it is more likely than not that the entire valuation allowance will not be utilized in the future, management must clearly provide cautionary language regarding the Company’s future profitability in future periodic filings. Current disclosure in the “Risk Factors” and explanatory language regarding income taxes in both MD&A and the financial statements is inadequate.

Response:

While the Company continues to believe the disclosures in its periodic filings clearly provided cautionary language as to the risks of its future ability to generate profits, the Company will provide explicit cautionary language in future periodic filings in the event that the Company determines that a valuation allowance is required due to the potential for the Company to generate insufficient taxable income.

2.	Note 11. Sale of Product Line, page 62

Please refer to prior comment number 2. Please provide us with a complete analysis regarding why you believe that you are not the primary beneficiary under FIN46(R). We believe that the residual return analysis that you have relied upon is not relevant.

Response:

The Company considered FIN46R Consolidation of Variable Interest Entities in its analysis of the Enginuity transaction. We concluded that our guarantee was a variable interest in Enginuity because it was possible that Enginuity may not have sufficient equity at risk to finance possible losses. The analysis shown below clearly shows that Westell is not the primary beneficiary of this variable interest entity (VIE) and therefore consolidation is not required.

To determine whether Enginuity is subject to consolidation by the Company, we performed an analysis of expected loss to determine if we are the primary beneficiary of the VIE. Per FIN46R, an enterprise shall consolidate a VIE if that enterprise has a variable interest that will absorb a majority (50% or greater) of the VIE’s expected loss, receive a majority of the VIE’s residual return, or both. FIN46R paragraph 5 is shown below in italics with the Company’s interpretation.

5. An entity shall be subject to consolidation according to the provisions of this Interpretation if, by design, the conditions in a, b, or c exist:

a. The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders. For this purpose, the total equity investment at risk:

(1) Includes only equity investments in the entity that participate significantly in profits and losses even if those investments do not carry voting rights

(2) Does not include equity interests that the entity issued in exchange for subordinated interests in other variable interest entities

(3) Does not include amounts provided to the equity investor directly or indirectly by the entity or by other parties involved with the entity (for example, by fees, charitable contributions, or other payments), unless the provider is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor

(4) Does not include amounts financed for the equity investor (for example, by loans or guarantees of loans) directly by the entity or by other parties involved with the entity, unless that party is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor.

Company interpretation: The Company guaranteed the debt of Enginuity which may lead to the appearance that Enginuity was not able to finance its activities without additional support, however, the reason was not that Enginuity was unable to obtain financing, but instead, obtain to more favorable financing both in terms of rate, term and time to close.

The Company then evaluated Enginuity’s total equity investment at risk that is necessary to permit it to finance its activities without additional support. We refer to FIN46R paragraphs 9 and 10:

9. An equity investment at risk of less than 10 percent of the entity’s total assets shall not be considered sufficient to permit the entity to finance its activities without subordinated financial support in addition to the equity investment unless the equity investment can be demonstrated to be sufficient.

Company interpretation: The total assets of Enginuity were $3,112,628 as of July 2004. The equity investment at that time was 349,961, which exceeds 10% of total assets.

10. Some entities may require an equity investment at risk greater than 10 percent of their assets to finance their activities, especially if they engage in high-risk activities, hold high-risk assets, or have exposure to risks that are not reflected in the reported amounts of the entities’ assets or liabilities. The presumption in paragraph 9 does not relieve an enterprise of its responsibility to determine whether a particular entity with which the enterprise is involved needs an equity investment at risk greater than 10 percent of its assets in order to finance its activities without subordinated financial support in addition to the equity investment.

Company interpretation: The Company performed an expected loss calculation to determine if the 10% threshold was sufficient. The analysis was created by using 5 different scenarios ranging from a best case, most likely and worst case. We then applied the principles of CON 7 to determine the probability weighted discounted expected cash flows to calculate the expected losses of VIE. The expected losses were first allocated to the equity at risk in the VIE with the remained allocated to the Company or the equity owners of the Enginuity based on the respective rights and obligations of each entity. Based on this analysis, it was determined that the equity investment was not sufficient to absorb all of the expected losses. See exhibit A for the expected loss analysis.

b. As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:

(1) The direct or indirect ability through voting rights or similar rights to make decisions about an entity’s activities that have a significant effect on the success of the entity. The investors do not have that ability through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common shareholder in a corporation or a general partner in a partnership)

Company interpretation: The Enginuity equity owners’ posses all decision rights.

(2) The obligation to absorb the expected losses of the entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the entity itself or by other parties involved with the entity.

Company interpretation: The Enginuity investors are not guaranteed a return and are not protected from expected losses even though the Company has guaranteed the debt.

(3) The right to receive the expected residual returns of the entity. The investors do not have that right if their return is capped by the entity’s governing documents or arrangements with other variable interest holders or the entity.

Company interpretation: The Enginuity investors have the right to receive all of the residual returns.

c. The equity investors as a group also are considered to lack characteristic (b)(1) if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights. For purposes of applying this requirement, enterprises shall consider each party’s obligations to absorb expected losses and rights to receive expected residual returns related to all of that party’s interests in the entity and not only to its equity investment at risk.

Company interpretation: The equity investors receive all of the residual returns and absorb the expected losses of the entity.

Based on the above analysis there was not sufficient equity at risk to absorb all of the expected losses and therefore the Company concluded that Enginuity was a VIE. We believe that the chances of Westell absorbing the expected losses to be extremely low due to the fact that the equity investors have pledged personal assets with sufficient fair value that the chances of our guarantee requiring economic cost to be low. Furthermore, Exhibit A clearly shows that even if the Company was responsible for absorbing expected losses in excess of the initial equity investment, the Company is still not the primary beneficiary as we would receive less than 50% of the expected losses and none any of the residual returns. Thus the Company is not the primary beneficiary and consolidation is therefore not required.

We would appreciate confirmation at your earliest convenience that the matters addressed in the letter are satisfactory to the Staff, and if not, we respectfully request a conference. If you have any questions, please contact me at 630-375-4136.

Sincerely,

/s/ Nicholas C. Hindman, Sr.

Nicholas C. Hindman, Sr.

Senior Vice President and Chief Financial Officer